December 9, 2004

By Facsimile and U.S. Mail

Pran Jha, Esq.
Sidley Austin Brown & Wood LLP
Bank One Plaza
10 South Dearborn Street
Chicago IL 60603

	Re:	Cephalon, Inc.
		Schedule TO-I filed
	      November 16, 2004
      	File No. 005-41753

Dear Mr. Jha:

	We have the following comments on the above-referenced filing:

Schedule TO-I
Offer to Exchange Cover Page

1. Please revise your disclosure to include the date that the old notes were issued.

Summary Financial Information, page 2

2. Revise your disclosure to include the earnings per share information required by Item 1010(b)(2) of Regulation M-A.

Special Note Regarding Forward-Looking Statements, page 20

3. On page 21 you state that you will not update forward-looking statements "except as required by law." Please revise this disclosure to clarify your obligation under Rules 13e-4(d)(2) to amend the document to reflect a material change in the information previously disclosed.

The Exchange Offer, page 23
Conditions to the Exchange Offer, page 26

4. We note that you may waive the conditions you list in your document at any time in your sole discretion. Please confirm your understanding that if you waive a material condition, the offer must remain open for at least five business days after that waiver.

Exchange Agent, page 30

5. You state that the exchange agent will be paid "customary compensation for its services ...."  Revise to provide the
information required by Item 1009(a) of Regulation M-A.

Where You Can Find More Information, page 67

6. Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F of Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Respond to our comments promptly. Please furnish a response letter, keying your response to our comment letter. You should transmit the letter via EDGAR under the label "CORRESP." In the even that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter. Please contact me at (202) 942-1762 if you have any questions.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions